Filed by Chicago Mercantile Exchange Holdings Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

News Release	20 South Wacker Drive	Media Contacts

	Chicago, IL 60606-7499	Allan Schoenberg, 312.930.8189
	www.cme.com	Mary Haffenberg, 312.930.3435
news@cme.com
www.cme.com/mediaroom

Chuck Burgess
FOR IMMEDIATE RELEASE		The Abernathy McGregor Group
212,371-5999

Investor Contact

John Peschier, 312.930.8491
CME-G

CME Reschedules Previously Postponed Special Shareholder Meeting for CME/CBOT Merger Vote on July 9

CHICAGO, April 11, 2007 – Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) today announced a rescheduled date for its previously postponed Special Meeting of Shareholders to vote on its definitive merger agreement with CBOT Holdings, Inc. (NYSE:BOT). The meeting, which was previously scheduled to occur on April 4, 2007, will now take place on Monday, July 9, 2007, the same date as the special meeting of shareholders and members of CBOT.

“The rescheduled meeting date provides the necessary time for CBOT to complete its evaluation of the unsolicited ICE proposal and file and distribute updated proxy materials in compliance with SEC requirements,” said CME Executive Chairman Terry Duffy. “We continue to believe that the combination of CME and CBOT provides unparalleled growth potential and positions the combined company as a premier global exchange offering the broadest product line, deepest liquidity, strong technology and clearing platforms and vibrant open outcry markets. We look forward to putting the vote before our shareholders and proceeding with our merger.”

“We are confident that a thorough review of both proposals will demonstrate that a CBOT/CME merger is financially, strategically and operationally superior,” said CME Chief Executive Officer Craig Donohue. “Our customers and shareholders will enjoy significant benefits and synergies as a result of this strategic combination, including diverse products, combined trading floors and platform and an expanded global reach. We are poised to start capitalizing on those opportunities on the first day after we close the transaction. Furthermore, we can integrate our companies quickly, and our merger does not carry the execution risk associated with ICE’s proposal.”

A new record date for the rescheduled special meeting will be established and updated proxy materials will be distributed to shareholders prior to the meeting date.

About CME

CME (www.cme.com) is the world’s largest and most diverse financial exchange. As an international marketplace, CME brings together buyers and sellers on the CME Globex® electronic trading platform and on its trading floors. CME offers futures and options on futures in these product areas: interest rates, stock indexes, foreign exchange, agricultural commodities, energy, and alternative investment products such as weather, real estate and economic derivatives. CME is a wholly-owned subsidiary of Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME), which is part of the Russell 1000® Index and the S&P 500® Index.

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Forward-Looking Statements

This letter may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms; the proposed transaction may not be consummated on the proposed terms; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Copies of said 10-K is available online at http://www.sec.gov or on request from the CME. You should not place undue reliance on forward-looking statements, which speak only as of the date of this letter. Except for any obligation to disclose material information under the Federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this letter.

Additional Information

CME and CBOT have filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. This material is not a substitute for the definitive joint proxy statement/prospectus or any other documents CME and CBOT have filed or will file with the SEC. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant documents filed or to be filed by CME or CBOT because they contain or will contain important information about the proposed transaction. The definitive joint proxy statement/prospectus is, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s Web site (www.sec.gov) or from Chicago Mercantile Exchange Holdings Inc., Shareholder Relations and Membership Services, 20 South Wacker Drive, Chicago, Illinois 60606, Attention: Beth Hausoul.

CME and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in the definitive joint proxy statement/prospectus.

Statements included in this letter relating to the ICE offer reflect the views of CME’s management.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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